                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                             -----------------------
                                    FORM 11-K


    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934
        For the fiscal year ended December 31, 2001

                                       OR

    [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the transition period from ____________to____________

                          Commission file number 0-7154
                                                 ------

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

           Quaker Chemical Corporation
           Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Quaker Chemical Corporation
           One Quaker Park
           901 Hector Street
           Conshohocken, PA 19428

Quaker Chemical Corporation
Retirement Savings Plan



Table of Contents
--------------------------------------------------------------------------------

                                                                     Page Number
                                                                     -----------
Report of Independent Accountants                                         1

Basic Financial Statements

  Statements of Net Assets Available for Benefits                         2

  Statements of Changes in Net Assets Available for Benefits              3

  Notes to Financial Statements                                          4-6

Additional Information*

  Schedule  I -  Schedule of Assets (Held at End of Year)                 7




* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of the Quaker Chemical Corporation Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania
June 18, 2002

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                         As of December 31,
                                                    2001              2000
                                               --------------- -----------------

Investments, at fair value
Registered investment companies:
     Columbia Small Cap Fund, Inc.             $      989,123    $     1,018,487
     Vanguard 500 Index Fund                 *      9,628,883  *      11,555,335
     Vanguard Balanced Index Fund                     221,946            137,283
     Vanguard Extended Market Index Fund               37,516                  -
     Vanguard International Growth Fund               260,806            290,489
     Vanguard Total Bond Market Index Fund   *      2,839,503  *       2,546,045
     Vanguard U.S. Growth Fund                        798,675            721,206
     Vanguard Windsor II Fund                         392,894            178,744
                                               ---------------   ---------------
                                                   15,169,346         16,447,589
                                               ---------------   ---------------

Vanguard Retirement Savings Trust            *      3,349,859  *       2,756,422
Quaker Chemical Corporation Stock Fund       *      1,568,157  *       1,262,152
Participant Loans                                     441,269            331,177
                                               ---------------   ---------------
     Total investments                             20,528,631         20,797,340
                                               ---------------   ---------------

Receivables
Employer's contributions                                    -            666,752
                                               ---------------   ---------------
     Total receivables                                      -            666,752
                                               ---------------   ---------------
Net assets available for benefits              $   20,528,631    $    21,464,092
                                               ===============   ===============

* Represents 5% or more of the Plan's assets.
The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------
                                                       Year Ended December 31,
Additions                                                2001          2000
                                                    -------------  -------------
Investment income:
     Interest and dividend income, investments      $    553,834   $    759,855
     Interest income, participant loans                   28,967          7,633
     Net depreciation in fair value of investments    (1,844,707)    (1,850,653)
                                                    -------------  -------------
                                                      (1,261,906)    (1,083,165)
                                                    -------------  -------------
Contributions:
     Employer                                            480,527        761,523
     Participant                                       1,697,591      2,016,054
                                                    -------------  -------------
                                                       2,178,118      2,777,577
                                                    -------------  -------------

       Total additions                                   916,212      1,694,412
                                                    -------------  -------------

Deductions
Payment of benefits                                    1,851,673      1,925,660
                                                    -------------  -------------

         Total deductions                              1,851,673      1,925,660
                                                    -------------  -------------

Net decrease                                            (935,461)      (231,248)

Net assets available for plan benefits:
     Beginning of year                                21,464,092     21,695,340
                                                    -------------  -------------
     End of year                                    $ 20,528,631   $ 21,464,092
                                                    =============  =============

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (formerly known as the "Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan"), or the "Plan", provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company"). Effective February 28, 2000, the Plan changed trustees from Principal Mutual Life Insurance Company ("PML") to Vanguard Fiduciary Trust Company ("VFTC"). The Plan is administered by the Retirement Savings Committee appointed by the Company's Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 15%, during the year. Prior to January 1, 2001, the Company made a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, with the Company's matching contribution for each individual participant limited to $450 in any calendar year. Effective January 1, 2001, the Company approved an amendment to the Plan to change the matching contribution such that the Company will match 50% of each participant's contribution up to 6% of compensation; 50% of the Company match will be allocated to the Quaker Chemical Corporation Stock Fund (the "Company Stock Fund") and 50% will be allocated to the investment options selected by each participant; and upon reaching age 50, participants may reallocate balances in the Company Stock Fund to other available investments options within the Plan. The Company's 2001 and 2000 matching contributions were $480,527 and $94,771, respectively.

Effective January 1, 2001, the Company approved an amendment to the Plan, eliminating the profit sharing component, and reserving the right of the Company's Board of Directors to make future discretionary contributions. Prior to January 1, 2001, the Company made a contribution based on the level of domestic company profit from operations (as defined) versus the target profit (as defined). The target profit was determined as the average of the prior three years' domestic company profit from operations increased by 15%. The Company's Board of Directors, at its discretion, was permitted to increase the amount of the contribution to the Plan for each Plan year. The Company's 2000 profit sharing contribution was $666,752.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

Participant Loans
Participants may borrow from their fund accounts an amount limited to the lesser of $50,000 or 50% of the participant's account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan may not exceed five years. Interest rates at December 31, 2001 range from 7.0% to 10.5%.

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Payment of Benefits
Upon separation of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's account or substantially equal periodic installments over a period equal to the life expectancy of the recipient or beneficiary. For termination of service due to other reasons, a participant may receive the value of his or her account through a lump-sum distribution.

Vesting
Participants are fully vested in all Company and employee voluntary contributions plus actual earnings upon entering the Plan.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments Valuation and Income Recognition
Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust (a collective trust) are valued at net asset value at year-end. The Company Stock Fund is valued at the year-end unit closing prices (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
Benefits are recorded when paid.

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Effective January 1, 2001, the Company directs a portion of its matching contribution to the Company Stock Fund. Information about the components of the changes in net assets relating to the nonparticipant-directed portion of this Company Stock Fund is as follows:

Quaker Chemical Corporation
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

                                                2001
                                            ------------
         Changes in Net Assets
              Interest & dividend income    $      8,053
              Net appreciation                    47,957
              Contributions                      260,495
              Distributions                      (30,384)
                                             -----------
                                            $    286,121
                                            ------------


NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of VFTC. Effective February 28, 2000, VFTC acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Prior to February 28, 2000, certain Plan assets were invested in shares of separate accounts managed by PML. PML was a custodian and recordkeeper as defined by the Plan and, therefore, these investments qualified as party-in-interest and were exempt from the prohibited transaction rules.

NOTE 5 - INVESTMENTS

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

                                            For the Year Ended December 31,
                                            -------------------------------
                                                2001                2000
                                                ----                ----
         Group annuity contract             $          -      $   (1,384,152)
         Registered investment companies      (1,986,657)           (778,149)
         Common stock                            141,950             311,648
                                            -------------     ---------------
                                            $ (1,844,707)     $   (1,850,653)
                                            =============     ===============

NOTE 6 - PLAN EXPENSES

All administrative expenses are paid by the Company.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 18, 1995 that the Plan was qualified under Internal Revenue Code ("IRC") Section 401(a). The Plan has subsequently been amended and restated since receiving the determination letter. The Plan has filed an application for a new determination letter, which is currently pending. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

QUAKER CHEMICAL CORPORATION                                           Schedule I
RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
--------------------------------------------------------------------------------

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790 Attachment to Form 5500, Schedule H, Part IV, Line 4i:

    Identity of Issue                                    Investment Type                  Current Value
-------------------------------------------------------------------------------------------------------

    Columbia Small Cap Fund, Inc.                        Registered Investment Company    $     989,123
*   Vanguard 500 Index Fund                              Registered Investment Company        9,628,883
*   Vanguard Balanced Index Fund                         Registered Investment Company          221,946
*   Vanguard Extended Market Index Fund                  Registered Investment Company           37,516
*   Vanguard International Growth Fund                   Registered Investment Company          260,806
*   Vanguard Total Bond Market Index Fund                Registered Investment Company        2,839,503
*   Vanguard U.S. Growth Fund                            Registered Investment Company          798,675
*   Vanguard Windsor II Fund                             Registered Investment Company          392,894
*   Vanguard Retirement Savings Trust                    Common/Collective Trust              3,349,859
*   Quaker Chemical Corporation                          Common Stock Fund                    1,568,157
    Quaker Chemical Corporation Retirement Savings Plan  Participant Loans (7.0% - 10.5%)       441,269
                                                                                          -------------

Total assets                                                                              $  20,528,631
                                                                                          -============


* Party in Interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                        Quaker Chemical Corporation
                                        Retirement Savings Plan

June 28, 2002                           By  /s/  James A. Geier
                                            --------------------
                                        Vice President- Human Resources